UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number: 000-22374

FIDELITY SOUTHERN CORPORATION

TAX DEFERRED 401(k) SAVINGS PLAN
Full title of the plan

Fidelity Southern Corporation

3490 Piedmont Road, Suite 1550
Atlanta, GA 30305
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

REQUIRED INFORMATION

     The financial statements and schedules for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.

     The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

Audited Financial Statements And Supplemental Schedule

Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan

December 31, 2004 and 2003 and Year Ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Plan Administrator
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 10, 2005
Atlanta, Georgia

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments, at fair value	$10,719,045	$8,707,849
Contributions receivable	43,199	42,698

Total assets	10,762,244	8,750,547

Liabilities
Refundable contributions	16,678	8,425

Net assets available for benefits	$10,745,566	$8,742,122

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions

Investment income:
Interest and dividends	$91,877

Contributions:
Participants	943,009
Employer	303,953

Total contributions	1,246,962

Net appreciation in fair value of investments	1,539,193

Total additions	2,878,032

Deductions

Distributions to participants	(874,588)

Total deductions	(874,588)

Net increase	2,003,444

Net assets available for benefits:
Beginning of year	8,742,122

End of year	$10,745,566

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions. Effective May 9, 2003, the Plan’s name changed from the Fidelity National Corporation Tax Deferred 401(k) Savings Plan to the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan.

General

The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation (the “Company” or the “Parent”) and Fidelity Bank (“FB” or the “Bank”), collectively referred to as the “Companies”.

Effective January 1, 2001, the Plan was amended to change the match formula to a match of 50% of the first 6% of employee contributions. Under the Plan, all employees of the Companies who had attained age 21 and completed one year and one thousand hours of service as defined in the Plan document, were eligible to participate in the Plan. Effective July 1, 2004, the Plan was amended to reduce the eligibility requirement to six months of employment and five hundred hours of service, to include automatic rollovers for terminated participants with account balances over $5,000, and to allow hardship withdrawals for funeral expenses for family members. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 15% of their aggregate compensation.

The Companies make a matching contribution at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan subject to limitations as set forth in the Plan provisions. In addition, the Companies may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Companies’ discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all participants in the Plan. The Companies did not make a discretionary contribution to the Plan in 2004.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, and each participant’s interest in the Companies’ matching and any discretionary contributions.

Vesting

Participants are immediately 100% vested in their contributions plus actual investment earnings/losses thereon. Participants are vested in the Companies’ regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) after one year of service and, accordingly, are 20% vested after two years of service and fully vested after six years of service.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Companies’ future contributions to the Plan. The total available forfeitures were $34,077 and $36,181 at December 31, 2004 and 2003, respectively. For the year ended December 31, 2004, employer contributions to the Plan were reduced by $70,258 from forfeited nonvested accounts.

Distributions

Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments or a combination of a lump sum and installments.

Administrative Expenses

The Companies pay all administrative costs associated with the operation of the Plan.

Participant Loans

Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risk and Uncertainties

The plan provides for investments in securities, which, in general are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and Fidelity Southern Corporation common stock are valued based on the quoted market price on the last business day of the year. Securities transactions are accounted for on the trade date. Participant loans are valued at their outstanding balances, which approximates fair value.

Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 20, 2002, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized
Appreciation in Fair
Value of Investments
Common Stock:
Fidelity Southern Corporation Common Stock*	$1,026,842

Mutual Funds:
American Funds Mutual Fund	127,664
Fidelity Investments Mutual Fund	99,095
Lord Abbett Investments Mutual Fund	10,727
MFS Investments Mutual Fund	16,365
PIMCO Investments Mutual Fund	10,203
Prudential Investments Mutual Funds	244,241
Washington Investment Mutual Fund	4,056

Total	$1,539,193

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2004	2003
American Funds Euro Pacific Growth Fund	$901,923	$621,113
Fidelity Investments Advisory Mid Cap T	684,198	—
Fidelity Southern Corporation Common Stock	3,498,850	2,547,399
MFS Mid-Cap Growth Fund	—	578,313
Prudential Investments Money Market Account*	1,797,831	1,710,959
Prudential Investments Stock Index Fund*	965,460	845,422
Prudential Investments Jennison Growth Fund*	1,338,923	1,214,937

Prudential Investments is the trustee and recordkeeper of the Plan, respectively.

* Parties-in-interest to the Plan

5. Transactions with Parties-in-Interest

At December 31, 2004 and 2003, the Plan held 184,150 and 192,257 shares of Fidelity Southern Corporation Common Stock, respectively. The fair value of this stock at December 31, 2004 and 2003, was $3,498,850 and $2,547,399, respectively. During 2004, the Plan received $35,842 in dividends on Fidelity Southern Corporation Common Stock.

Supplemental Schedule

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

EIN: 58-1174938 Plan Number 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
December 31, 2004

(b) Identity of Issue	(c) Description of Investment	(e) Current Value

*Prudential Investments	Active Balanced Fund	$221,051
*Prudential Investments	Small Company Stock Fund	320,889
*Prudential Investments	Stock Index Fund	965,460
*Prudential Investments	Jennison Growth Fund	1,338,923
PIMCO Investments	Total Return Fund	377,648
American Funds Group	Euro Pacific Growth Fund	901,923
Fidelity Investments	Advisory Growth and Income Fund	351,091
Fidelity Investments	Advisory Mid Cap	684,198
*Fidelity Southern Corporation	Common Stock	3,498,850
*Prudential Investments	Money Market Account	1,797,831
Washington Investments	Mutual Fund	108,498
Lord Abbett	Mid Cap Value	94,399
*Participant Loans	Interest rates ranging from 5.0% to 5.8%, due no later than 2013	58,284

		$10,719,045

* The above-identified parties represent parties-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN
Dated: June 29, 2005	By:	/s/ Stephanie Huckaby
Stephanie Huckaby
Plan Administrator Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan